  EXHIBIT 21.1

SIMPPLE LTD.

List of Subsidiaries

Name of Subsidiaries	Jurisdiction of Incorporation or Organization
IFSC Pte. Ltd.	Singapore
Gaussian Robotics Pte. Ltd.	Singapore
Simpple Pte. Ltd.	Singapore